

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

<u>Via E-mail</u>
Gregory Galanis
Chief Executive Officer
Stream Flow Media, Inc.
16019 Raptor Court
Charlotte, NC 28278

> **Re: Stream Flow Media, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2014**
> **File No. 333-194482**

Dear Mr. Galanis:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Deregistration of Securities, page II-2</u>

1.   Please revise the second sentence following this heading to clarify that once the shares have been deregistered, the selling stockholders may not rely on this registration statement to sell their shares.

Prior to the effective date of this registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Scott Sitra
        Taurus Financial Partners, LLC